Mail Stop 3561

October 8, 2008

Michael J. Wagner
The Parent Company
717 17th Street, Suite 1300
Denver, Colorado 80202

> **Re: The Parent Company**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 30, 2008**
> **File No. 333-153160**

Dear Mr. Wagner:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1.   We reviewed your response to comment three in our letter dated September 19, 2008. Please disclose the information you provided in your response letter particularly as it relates to the amounts that will be due to each holder in connection with a Registration Default.

2.   We reviewed your response to comment 11 in our letter dated September 19, 2008. Please update the percentage of shares beneficially owned before and after the offering for D.E. Shaw Laminar Acquisition Holdings 3, L.L.C. and Michael J. Wagner.

3.   We note that you are registering the sale of 10,568,164 shares and previously have registered the sale of an additional 10,348,053 (File No. 333-143765). Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because it appears you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Instead, you may conduct your primary offering on a continuous basis under Rule 415(a)(1)(ix), but you must fix the price at which shareholders will sell the shares for the duration of the offering and name your affiliated selling security holders as underwriters. Please revise your document accordingly.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- Any relationships among the selling shareholders; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Exhibit 5 - Opinion

4.   We note your revisions in response to comment 15 in our letter dated September 19, 2008. However, the opinion uses the defined term "Other Shares" in the penultimate paragraph when that term has not been defined elsewhere; we presume that counsel intended to refer to "Outstanding Shares." Please revise or advise.

* * * * *

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas R. Stephens, Esq.
        Bartlit Beck Herman Palenchar & Scott, LLP
        (303) 592-3140